UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2025

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On September 15, 2025, Guardforce AI Co., Limited (the “Company”) entered into a consulting agreement (the “Agreement”) with Ms. Lei Wang (also known as Olivia Wang), pursuant to which the Agreement governs the terms of Ms. Wang’s service as Chief Executive Officer of the Company. Ms. Wang’s engagement is deemed to have renewed on September 1, 2025, and will continue until terminated by either party with 60 days’ written notice, or immediately by the Company for cause.

The Agreement was approved by the Company’s Board of Directors (the “Board”), Audit Committee and Compensation Committee on September 15, 2025.

As the Chief Executive Officer, Ms. Wang is responsible for overseeing day-to-day operations and strategy, leading M&A and investments, setting performance targets, managing risk controls, and supervising senior officers. Pursuant to the Agreement, Ms. Wang will receive an annual cash fee of US$650,000 (payable in thirteen monthly installments), annual restricted share awards, a housing and family relocation allowance of US$10,000 per month, international family medical insurance (up to US$60,000 per year, or a cash allowance in lieu thereof), children’s education allowance (up to US$105,000 per year), and other benefits. Reasonable business expenses will be reimbursed in accordance with Company policy.

If terminated without cause or due to disability, Ms. Wang will be entitled to (i) a lump-sum severance payment equal to five years of her annual cash fee and target bonus, (ii) immediate vesting of any unvested equity awards (full or pro rata, at the Board’s discretion), (iii) continued payment of relocation, medical, and education allowances for five years, and (iv) any accrued but unpaid bonuses.

Ms. Wang is subject to confidentiality, non-competition, and non-solicitation covenants during and after her engagement. All intellectual property developed in connection with her services will be owned by the Company. The Company will indemnify Ms. Wang to the fullest extent permitted by law and provide gross-up payments to cover any taxes other than her personal income taxes.

A copy of the Agreement is attached as Exhibit 10.1 to this Report on Form 6-K.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Consulting Agreement dated September 15, 2025 between Guardforce AI Co., Limited and Lei Wang

3